金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

October 6, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 08 2004
WASH. D.C. 208

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W[redacted]
Washington, D.C. 2
U.S.A.

04045478

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of 2004 Interim Results of CIH Limited	August 11, 2004
Announcement of 2004/2005 First Quarter Results of GP Industries Limited	August 12, 2004
Announcement of Re-Designation of Director of the Company	September 1, 2004
Announcement of Poll Results on Resolutions Proposed at Annual General Meeting of the Company held on September 10, 2004	September 10, 2004
Announcement of Re-Designation of Director of the Company	September 30, 2004
SC1-Return of Allotments	August 31, 2004
SC1-Return of Allotments	September 20, 2004

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

dlo 10/18

Wong Man Kit
Deputy General Manager

PROCESSED
OCT 18 2004
THOMSON
FINANCIAL

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

40 GOLD PEAK 1964-2004

Exemption#82-3604

September 2, 2004

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

RE-DESIGNATION OF DIRECTOR

The board of directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce that Mr. John Lo Siew Kiong ("Mr. Lo"), previously Non-Executive Director of the Company, has been re-designated as an Independent Non-Executive Director of the Company with effect from 1st September, 2004.

Mr. Lo is an independent non-executive director of Technology Venture Holdings Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). He was also a non-executive director of CIH Limited, a previous associate and now a subsidiary of the Company and a company listed on the Singapore Exchange Securities Trading Limited, during the period from June 2000 to August 2002. Save as disclosed herein, Mr. Lo has not held any directorship in any other listed companies during the three years preceding the date of this announcement. He serves as the Honorary Chairman of Hong Kong Standards and Testing Centre Limited and Hong Kong Quality Assurance Agency. Mr. Lo has received a Fellowship Diploma from the Royal Melbourne Institute of Technology in Communication Engineering in Australia.

As at the date of this announcement, Mr. Lo has personal interests of 411,081 shares of HK$0.50 each in the share capital of the Company (the "Shares") and has personal interests in the share option to subscribe for 450,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Mr. Lo does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

Mr. Lo has confirmed to the Board that he does not have a material interest in any principal business activity of the Company nor is he involved in any material business dealings with the Company. Mr. Lo has further confirmed that he has not for the past two years involved in the daily operations and the management of the Company.

There is no service contract between the Company and Mr. Lo. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. He is entitled to receive a director's fee and the amount of which will be determined by the Board. Further disclosure will be made once his director's fee is fixed.

Save as disclosed herein, there are no other matters which need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board consists of Mr. Victor Lo Chung Wing *(Chairman & Chief Executive)*, Mr. Andrew Ng Sung On *(Vice Chairman)*, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors and Mr. John Lo Siew Kiong, Mr. Vincent Cheung Ting Kau, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 1st September, 2004

www.goldpeak.com

40 GOLD PEAK 1964-2004

The Standard September 13, 2004

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

ANNUAL GENERAL MEETING HELD ON SEPTEMBER 10, 2004 POLL RESULTS

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to advise that the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on September 10, 2004 were as follows:–

	RESOLUTIONS PROPOSED AT THE AGM	NO. OF VOTES (%) FOR	NO. OF VOTES (%) AGAINST
1.	To receive the Accounts and the Reports of the Directors and Auditors.	338,545,059 (100%)	Nil (0%)
2.	To approve payment of final dividend and special dividend.	338,545,059 (100%)	Nil (0%)
3.	(a) To re-elect Mr. Andrew NG Sung On as a Director of the Company.	338,545,059 (100%)	Nil (0%)
	(b) To re-elect Mr. Kevin LO Chung Ping as a Director of the Company.	338,545,059 (100%)	Nil (0%)
	(c) To re-elect Mr. Vincent CHEUNG Ting Kau as a Director of the Company.	338,545,059 (100%)	Nil (0%)
	(d) To re-elect Mr. John LO Siew Kiong as a Director of the Company.	338,545,059 (100%)	Nil (0%)
	(e) To re-elect Mr. Frank CHAN Chi Chung as a Director of the Company.	338,545,059 (100%)	Nil (0%)
	(f) To authorise the Directors to fix the Directors' fees.	338,545,059 (100%)	Nil (0%)
4.	To re-appoint Auditors and to authorize the Directors to fix Auditors' remuneration.	338,545,059 (100%)	Nil (0%)
5.	To approve general mandate to issue shares.	326,236,059 (96.35%)	12,349,000 (3.65%)
6.	To approve general mandate to repurchase shares.	338,545,059 (100%)	Nil (0%)
7.	To approve the general mandate to issue shares repurchased.	326,263,059 (96.37%)	12,282,000 (3.63%)
As more than 50% of the votes were cast in favour of resolutions Nos. 1 to 7, each of these resolutions was duly passed as an ordinary resolution.			
8.	To amend the articles of association of the Company.	338,545,059 (100%)	Nil (0%)
As more than 75% of the votes were cast in favour of resolution No. 8, this resolution was duly passed as a special resolution.			

As at the date of the AGM, the issued share capital of the Company comprises 544,415,067 shares, which is the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There is no restriction on any shareholders casting votes on any of the resolution at the AGM.

Abacus Share Registrars Limited, the Company's share registrars, acted as scrutineer for the poll at the AGM.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing *(Chairman and Chief Executive)*, Mr. Andrew NG Sung On *(Vice Chairman)*, Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors and Mr. John LO Siew Kiong, Mr. Vincent CHEUNG Ting Kau, Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, September 10, 2004

www.goldpeak.com

40 GOLD PEAK 1964-2004

October 4, 2004 The Standard

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

RE-DESIGNATION OF DIRECTOR

The board of directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce that Mr. Vincent Cheung Ting Kau ("Mr. Cheung"), previously an Independent Non-Executive Director of the Company, has been re-designated as a Non-Executive Director of the Company with effect from September 30, 2004. Following the re-designation, Mr. Cheung will cease to be the chairman of the audit committee of the Company, but he will remain as a member of the said committee.

Mr. Cheung is an executive director of Jade Dynasty Food Culture Group Limited and a non-executive director of Techtronic Industries Company Limited and Paul Y.-ITC Construction Holdings Limited, all of which are listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Mr. Cheung was also an independent non-executive director of Datronix Holdings Limited, a company listed on the Main Board of the Stock Exchange and Leadership Publishing Group Limited, a company listed on the GEM Board of the Stock Exchange, until August 2002 and February 2003 respectively. Save as disclosed herein, Mr. Cheung had not held any directorship in any other listed companies during the three years preceding the date of this announcement. Mr. Cheung is a graduate in law from University College, London and has been a practising solicitor since 1970. He is qualified to practise law in Hong Kong and the UK and he is now the Managing Partner of Vincent T. K. Cheung, Yap & Co.

As at the date of this announcement, Mr. Cheung had personal interests of 1,947,549 shares of HK$0.50 each in the share capital of the Company (the "Shares") and had personal interests in the share option to subscribe for 700,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the *Securities and Futures Ordinance* (Chapter 571 of the Laws of Hong Kong). Mr. Cheung does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Cheung. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. He is entitled to receive a director's fee and the amount of which will be determined by the Board. Further disclosure will be made once his director's fee is fixed.

Save as disclosed herein, there are no other matters which need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, September 30, 2004

www.goldpeak.com

40 GOLD PEAK 1964-2004

CR

股份分配申報表
Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

Exemption#82-3604

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
30	08	2004

至 To

日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	250,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	670,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	272,207,533.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

31/08/2004 GG562146
CR No. : -054055-
Sh. Form : SC1
08 $670.00
---------- ----------------
TOTAL(CSH) $670.00
==============

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	500,000	0.50	1.84	Nil	1.34	670,000

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class Ordinary	類別 Class
Leung Pak Chuen	18-03 Euro-Asia Court 3 No. 7 River Valley Close Singapore	500,000	
	各類別股份分配的總數 Total Shares Allotted by Class	500,000	

簽署 Signed :

姓名 Name : Wong Man Kit
~~董事 Director~~／秘書 Secretary *

日期 Date : 31/08/2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

日 DD	月 MM	年 YYYY
20	09	2004

至 To

日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	100,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	268,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	272,307,533.50

(註 Note 3) 提交人的資料 **Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

20/09/2004 FF719819
CR No. : -054055-
Sh. Form : SC1
08 $268.00
---------- --------------
TOTAL(CSH) $268.00
==============

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	200,000	0.50	1.84	Nil	1.34	268,000

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form SC1

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Wong Yuk Wan	Block 1, 5B, Lyttelton Garden 29 Lyttelton Road, Hong Kong	200,000	
	各類別股份分配的總數 Total Shares Allotted by Class	200,000	

簽署 Signed :

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 20/09/2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Exemption#82-3604

The Standard August 12, 2004

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2004 Interim Results of CIH Limited (For the six months ended June 30, 2004)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of CIH Limited, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the six months ended June 30, 2004. CIH Limited's turnover decreased by 25% to S$63 million and it recorded a loss of S$4 million for the six months ended June 30, 2004.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of CIH Limited ("CIHL", and together with its subsidiaries, the "CIHL Group"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the six months ended June 30, 2004 as follows:–

	2004		2003	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	63,289	290,028	84,410	372,397
Cost of sales	(43,688)	(200,204)	(57,406)	(253,262)
Gross profit	19,601	89,824	27,004	119,135
Other operating income	7,741	35,474	4,448	19,624
Distribution expenses	(12,535)	(57,443)	(12,913)	(56,969)
Administrative expenses	(10,087)	(46,225)	(14,349)	(63,304)
Exchange (loss)/gain	(4,281)	(19,618)	1,243	5,484
Other operating expenses	(475)	(2,177)	(1,301)	(5,741)
(Loss)/Profit from operations	(36)	(165)	4,132	18,229
Finance costs	(2,414)	(11,062)	(3,484)	(15,371)
Share of results of associates	(831)	(3,809)	4,180	18,442
Exceptional items	-	-	(169)	(746)
(Loss)/Profit before taxation	(3,281)	(15,036)	4,659	20,554
Taxation	(578)	(2,648)	(3,060)	(13,500)
(Loss)/Profit after taxation	(3,859)	(17,684)	1,599	7,054
Minority interests	(233)	(1,068)	(664)	(2,929)
Net (loss)/profit	(4,092)	(18,752)	935	4,125
	S cents	*HK cents*	*S cents*	*HK cents*
(Loss)/Earnings per share	(2.34)	(15.31)	0.78	3.44

Note:–

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

Business Review

In the second quarter of the year, the 50:50 joint venture with Schneider Electric SA for the electrical wiring devices and installation systems ("EWDIS") business continued to achieve significant sales growth due to favourable business sentiment in the key markets in Asia and strong building activities in the Middle East. The turnover for the joint venture increased substantially by more than 40% compared with that in the same period last year. However, under the accounting policy of proportionate consolidation, the CIHL Group only accounts for its 50% share in the turnover of the joint venture. This resulted in a decrease of 26.7% in the turnover to S$33.8 million in the second quarter compared with that of the corresponding quarter in 2003.

Despite the improvement in turnover growth in the EWDIS business, an operating loss was incurred for the period attributable mainly to an unrealised exchange loss of approximately S$5.5 million recorded on receivables denominated in Australian dollars, which weakened against the Singapore dollar at the close of this period.

In China, the business sentiment during the period under review continued to be positive despite austerity measures implemented by the Chinese government to cool the excess investment in certain industries. Market conditions remained highly competitive. The streamlining of the joint venture's sales operations to focus on product sales with improved product expertise, improved distribution channel management and strengthened sales management team together with specific strategies to cover the retail and renovation/decor markets resulted in encouraging sales growth of electrical wiring accessories, electronic and data-communications products. In Hong Kong, the general improvement in the residential and retrofit markets resulted in improved sales over the same period last year.

Competition in the other Asian markets remained intense but the overall performance in these markets improved with sales growth recorded in Malaysia, Singapore, Taiwan, Vietnam, Indonesia, Pakistan, South Korea and Thailand.

In the Middle East, strong sales growth and expansion in market share was achieved with strong activities from new projects in the hotel, resort, commercial building and private residential sectors. A new 4,000 square metres manufacturing facility has been set up in the Sharjah International Free Zone in Dubai in June 2004 to take advantage of the Gulf Co-operation Countries' tariff harmonisation programme.

The CIHL Group continued to achieve satisfactory sales of light fittings in this period. The industrial high-bay fittings have been launched in the second quarter in China with encouraging response. Efforts were concentrated in promoting the Pierlite and GP brands of light fittings targeting the medium to high end of the market and in strengthening our distribution network.

In the second quarter of the year, there was a loss of S$0.2 million from associated companies compared to a profit of S$0.9 million in the corresponding quarter in 2003. This was mainly due to the disposal of the CIHL Group's entire 52.4% interest in the EWDIS business of Gerard Industries in Australia to Schneider and the disposal of the entire 39.8% interest in Lovato SpA in Italy at the end of last year. Consequently, the taxation charge for the period reported on was substantially lower with the exclusion of the results of Gerard Industries and Lovato SpA.

Prospects

The business environment in most of CIHL's markets has improved but price competition in the building and construction industries is expected to remain keen. More new products such as the innovative ULTI and E3000 series of wiring accessories and a new range of industrial products catering to the mid and very high end of the market will be introduced to the various key markets in the second half of the year. The joint venture with Schneider will continue to enhance the strength of the Clipsal brand name and market position, distribution network and efficiencies of scale to improve on its turnover and profitability.

The CIHL Group will continue to progressively invest and grow the light fittings business in China. In the second half of the year, there will be a major promotion to create the Pierlite brand awareness in China. In addition, more resources will be put into strengthening our product development capability to develop more new products and shorten the cycle time of time-to-market.

The CIHL Group will continue to explore strategic options in relation to new investment opportunities and rationalize its existing investments but these will take time to materialise.

Board of Directors

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing, Mr. Andrew Ng Sung On, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, August 11, 2004
www.goldpeak.com

The Standard August 13, 2004

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2004/2005 First Quarter Results of GP Industries Limited

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited, a 87.3% owned subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the first quarter ended June 30, 2004. GP Industries achieved satisfactory results for the quarter ended June 30, 2004. Sales increased by 42.9% to S$121.2 million. Profit attributable to shareholders increased to S$10.3 million, representing a 10.7% increase compared to the first quarter last year.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries"), a 87.3% owned subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the first quarter ended June 30, 2004 as follows: –

	2004/2005		2003/2004	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	121,216	557,206	84,842	375,002
Cost of Sales	(95,399)	(438,530)	(69,176)	(305,758)
Gross Profit	25,817	118,676	15,666	69,244
Other Operating Income	4,799	22,060	566	2,502
Distribution Costs	(12,639)	(58,099)	(6,521)	(28,823)
Administrative Expenses	(13,640)	(62,700)	(8,319)	(36,770)
Exchange Loss	(1,874)	(8,614)	(76)	(336)
Other Operating Expenses	(213)	(980)	(284)	(1,255)
Profit from Operations	2,250	10,343	1,032	4,562
Finance Costs	(2,127)	(9,777)	(1,681)	(7,430)
Share of Results of Associates	13,617	62,594	13,589	60,063
Exceptional Items	-	-	(242)	(1,070)
Profit before Taxation	13,740	63,160	12,698	56,125
Taxation	(3,191)	(14,668)	(3,321)	(14,679)
Profit after Taxation	10,549	48,492	9,377	41,446
Minority Interests	(232)	(1,067)	(60)	(265)
Net Profit	10,317	47,425	9,317	41,181
	S cents	*HK cents*	S cents	HK cents
Earnings per share	2.26	10.39	2.08	9.19

Note: –

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

GP Industries achieved satisfactory results for the first quarter ("Q1") ended June 30, 2004. Sales increased by 42.9% to S$121.2 million compared to the corresponding period last year. Sales from CIH Limited have been consolidated into GP Industries' sales after CIH Limited became a subsidiary of GP Industries in April 2004. Profit attributable to shareholders increased to S$10.3 million, representing a 10.7% increase compared to Q1 last year.

Basic earnings per share for the period, based on the weighted average number of 456,049,829 shares in issue for the current financial period (2003: 448,018,002 shares), increased from 2.08 Singapore cents Q1 last year to 2.26 Singapore cents Q1 this year.

BUSINESS REVIEW

Electronics Business

The electronics business continued to perform well. Sales increased by 15.9% in Q1 this year over the corresponding period last year. Sales of electronics products increased by 14.0% with a 25% increase in profit. In particular, profit contribution from the components associated companies increased by more than 30% due to strong sales growth.

Sales of wire harness products rose by 18.4% in Q1 this year mainly from export sales increase to automotive manufacturers in Japan. Profit contribution from wire harness products dropped slightly as a result of a more competitive market and reduced demand in China.

Performance of the branded speakers business remained steady in Q1 this year which was traditionally a slow season. However, sales rose by 13.6% in Singapore dollar terms due to the appreciation of the Sterling Pound.

Sales of LTK Group's cable business achieved another record high level in Q1 this year. Profit contribution from the cable business continued to improve due to stronger sales and more stable raw material prices.

CIH Limited ("CIHL")

During the quarter ended June 30, 2004, the 50:50 joint venture with Schneider Electric SA ("Schneider") for electrical wiring devices and installation systems ("EWDIS") business achieved significant sales growth of more than 40% over the same period last year due to more favourable business sentiment in the key markets in Asia and strong building activities in the Middle East. However, under the accounting policy of proportionate consolidation, CIHL only accounts for 50% of the turnover of the joint venture. Therefore, CIHL's reported turnover of S$33.8 million showed a decrease of 26.7% when compared to the turnover of the same period last year.

Despite the improvement in turnover growth in the EWDIS business, CIHL reported a net loss of S$3.4 million for the quarter ended June 30, 2004 mainly attributable to an exchange loss of approximately S$5.5 million, majority of which related to Australian dollar receivables under the Schneider transactions. The Australian dollar weakened against the Singapore dollar at the close of this quarter. GP Industries' share of after tax loss from CIHL amounted to S$1.66 million for the period.

CIHL continued to achieve satisfactory sales in the quarter ended June 30, 2004 for lighting products. CIHL is focusing its efforts to promote lighting products under the "Pierlite" and "GP" brands, targeting both the high and medium price segments of the market, and strengthen its distribution network.

GP Batteries International Limited ("GP Batteries")

GP Batteries' turnover for the quarter ended June 30, 2004 was S$219.6 million, an increase of 15.8% over the corresponding quarter last year. Consolidated net profit after taxation and minority interests for the quarter was S$12.6 million, an increase of 11.1% over the corresponding quarter last year.

The increase in turnover was mainly attributable to continued strong export sales to Europe and the continued increase in turnover of Nickel Metal Hydride and Lithium-ion rechargeable batteries.

Gross profit margin decreased slightly from 24.4% to 23.9% mainly due to the increased cost of raw materials. Distribution expenses increased as GP Batteries invested aggressively in advertising and promotional activities to further strengthen its market position.

OUTLOOK

The global economic recovery has led to increased demand for GP Industries' products in its major markets. However, rising interest rate and high energy cost may affect the sustainability of this economic recovery. Material prices staying at the current high levels for a prolonged period will unavoidably affect GP Industries' margins. The austerity programme introduced by the PRC Government that aims at dampening the overheated economy in a controlled manner may also have an impact on GP Industries' sales and profit contribution from the China market. As a result, while the overall market remains positive, GP Industries' management is taking a conservative view towards GP Industries' business outlook for the rest of the financial year.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing, Mr. Andrew Ng Sung On, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, August 12, 2004

www.goldpeak.com